1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com JEANETTE WINGLER jeanette.wingler@dechert.com +1 (202) 261-3363 Direct +1 (202) 261-3063 Fax

January 11, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds (File Nos. 033-48940/811-06722)

Post-Effective Amendment No. 67

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 67 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 67 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended. Post-Effective Amendment No. 67 is being filed to register Class A shares of the Forward Tactical Growth Fund, an existing series of the Trust.

Post-Effective Amendment No. 67 is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it is proposed that Post-Effective Amendment No. 67 will become effective 60 days after the date of filing. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of Post-Effective Amendment No. 67 for the purposes of filing required exhibits and/or completing certain registration statement disclosures.

Please contact me at (202) 261.3363 with any questions or comments.

Sincerely,

/s/ Jeanette Wingler

cc:	Judith M. Rosenberg, CCO and CLO, Forward Funds

Mary Curran, Secretary, Forward Funds

Douglas P. Dick, Dechert LLP

Kenneth R. Earley, Dechert LLP

Attachment

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